TRANSACTION MONITORING SERVICES ADDENDUM

TO TRANSFER AGENCY AND SERVICES AGREEMENT

This Transaction Monitoring Services Addendum (“Addendum”) to the Transfer Agency and Services Agreement effective as of this             day of             , 2015, is entered into between Babson Capital Funds Trust, a Massachusetts statutory trust (the “Trust”), and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”).

WHEREAS, the Trust and ALPS had previously entered into that certain Transfer Agency and Services Agreement, dated as of                      (the “Agreement”) with respect to the series portfolios listed in the Agreement (each a “Fund” and collectively, the “Funds”); and

WHEREAS, the Trust and ALPS wish to supplement the Agreement to provide for additional services to be performed by ALPS with respect to the Funds and to set forth the fees for those additional services.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1. Services. ALPS will provide the transaction monitoring services (the “Transaction Monitoring Services”) described in Schedule A attached hereto with respect to the Funds. Such services are intended to assist the Funds in the resolution of identified Fund policy violations to facilitate the Funds’ compliance with the responsibilities under Rule 22c-2 (“Rule 22c-2”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Funds’ excessive trading policies. To the extent ALPS appoints any person or organization to perform any or all of its duties hereunder, ALPS shall remain liable to the Trust for the acts of any such persons or organizations taken in furtherance of this Addendum to the same extent it would be for its own acts.

2. Fees. In consideration of the Transaction Monitoring Services performed under this Addendum, the Trust shall pay ALPS the fees listed on the Fee Schedule in Schedule B attached hereto.

3. Term, Termination and Modification. This Addendum shall become effective as of the date first written above and shall continue thereafter through the end of the Agreement. Notwithstanding the foregoing, either party may terminate this Addendum upon thirty (30) days’ written notice to an officer of the other party. This Addendum cannot be modified except by a written agreement signed by both parties.

4. Miscellaneous. Except to the extent expressly amended or supplemented hereby, the provisions of the Agreement remain in full force and effect. All capitalized terms used in this Addendum and not defined herein shall have the meaning ascribed to them in the Agreement. This Addendum may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

5. Governing Law. The provisions of this Addendum shall be construed and interpreted in accordance with the laws of the State of Colorado and the 1940 Act and the rules thereunder. To the extent that the laws of the State of Colorado conflict with the 1940 Act or such rules, the latter shall control.

6. Entire Agreement. This Addendum and the Agreement including all respective attachments and schedules constitutes the entire agreement and understanding among the parties and supersedes all prior agreements and understandings relating to the services hereunder; provided, however, that ALPS may embody in one or more separate documents its agreement, if any, with respect to delegated duties and oral instructions.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum as of the day and year first above written.

ALPS FUND SERVICES, INC.	BABSON CAPITAL FUNDS TRUST

By:	By:
Name:	Name:
Title:	Title:

Schedule A to

Transaction Monitoring Services Addendum

SERVICES

In connection with the Transaction Monitoring Services, ALPS will:

1.	Develop and implement analytics based on Fund specific rules to identify activity within a particular omnibus account that warrants further review of the underlying activity;

2.	Request data from financial intermediaries and verify receipt of the data requested, including that provided through direct fees and sub-accounting service providers and DTCC Omniserv;

3.	Monitor sub-account transmissions for short term trade analytics while applying known exceptions;

4.	Systematically analyze trade activity and request underlying account details at the individual and/or plan level;

5.	Capture potential timing activity in the AWD system and review;

6.	Contact financial intermediaries in writing within specified time-frame and provide account restrictions, warnings and other related messages communicated by the Funds;

7.	Maintain restrictions database;

8.	Generate monthly reports to summarize activities; and

9.	Provide ad-hoc reporting upon reasonable request.

Schedule B to

Transaction Monitoring Services Addendum

FEE SCHEDULE

Transaction Monitoring Services Fees*:

Transaction review for potential violations includes direct account analysis and intermediated account analysis based on parameters established by the Funds.

Annual Fee	$9,100	**
Accountlets (subaccounts) over 7500	$0.25
Investigations over 10 per month	$12.00
Set Up Fees	None
Data File Set Up Fees	None

*	Fees are subject to review by the Trust, and modification upon mutual agreement of the parties hereto, within six(6) months of the effective date of this Addendum.
**	Billed monthly

Progamming efforts to accommodate client special exceptions and reporting needs not supported under the current model may be billed separately. All potential programming charges will be provided under a revised fee schedule or statement of work for Fund approval.